Exhibit (a)(3)

July 2, 2012

Dear Eligible Employee,

Enclosed please find the following documents related to the voluntary, one-time Restricted Stock Unit Exchange Offer (the “Offer”) recently approved by the Company’s stockholders:

•	The Offer to Exchange Certain Outstanding Restricted Stock Units for Restricted Stock Units, as filed with the U.S. Securities and Exchange Commission on July 2, 2012 (the “Offer”);

•

A customized Individual Exchange Schedule, which lists details regarding your eligible RSUs that may be used as consideration, number of new RSUs to be granted in exchange for your surrendered RSUs, and the vesting dates of the new RSUs; and

•	An Election Form, which includes an Agreement to Terms of Election.

Our goal with the Offer is to provide a way for employees to realize value from RSU grants that may not vest in the next four years.

This Offer, which is being offered on a one-time basis and is open only for a limited time, allows eligible employees to exchange certain RSU grants for RSUs with new vesting schedules. To participate in the Offer, you must follow the directions on the enclosed Election Form.

Important information regarding the Offer is included in the Offer. You are urged to read the Offer carefully before making any decision as to whether to participate in the Offer.

If you choose to participate, you must make your election by 6:00 p.m. EDT on July 30, 2012.

Please carefully evaluate our Offer and whether it’s right for you.

Sincerely,

/s/ Jeffrey R. Binder
Jeffrey R. Binder
Chief Executive Officer